REG TECHNOLOGIES, INC.

02 APR 23 AM 11:38

02028589

SUPPL

April 10th, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

82-864

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Re: Reg Technologies Inc. - File No. ~~82-846~~

Dear Sirs:

Please find enclosed an insider report for Susanne Robertson of Reg Technologies, Inc. dated April 10th, 2002.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

dlw 4/23

Suite 120-3011 Viking Way, Richmond, BC V6V 1W1 Canada
Phone: 604-278-5996 Toll Free: 800-665-4616 Fax: 604-278-3409

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information *will remain confidential and will not be disclosed* to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 15 MM 03 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON
GIVEN NAMES: SUSANNE
NO.: 3011 STREET: VIKING WAY APT: 120
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V6V 1W1
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of Class of Securities	B Balance of Class of Securities on Last Report	C Transactions: Date DD	MM	YY	Nature	Number/Value Acquired	Number/Value Disposed of	Unit Price / Exercise Price	$ US	D Present Balance of Class of Securities Held	E Direct/Indirect Ownership / Control or Direction	F Identify the Registered Holder Where Ownership is Indirect or Where Control or Direction is Exercised
COMMON	337,475	03	04	02	10	1,000		$0.12	☐	338,475	1	
COMMON		04	04	02	10	500		$0.12	☐	338,975		
									☐			
									☐			
									☐			
OPTION	250,000								☐	250,000	1	
									☐			
COMMON	1,055,471								☐	1,055,471	2	SMR INVESTMENTS
									☐			

PROCESSED MAIL SECTION APR 19 2002 WASH. D.C. 165

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 10 MM 04 YY 02

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE